FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2003


                         Brazilian Distribution Company
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                                 -------------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X   Form 40-F
                                       ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes     No X
                                       ---    ---


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                                   SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: April 17, 2003                       By: /s/ Augusto Marques da Cruz Filho
                                              ----------------------------------
                                           Name: Augusto Marques da Cruz Filho
                                           Title: Chief Financial Officer



                                           By:/s/ Aymar Giglio Junior
                                              ----------------------------------
                                           Name: Aymar Giglio Junior
                                           Title: Investor Relations Officer


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                                  EXHIBIT INDEX

     99.1 Companhia Brasileira de Distribuicao (CBD) Announces March and 1st Quarter 2003 Net Sales


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